March 5, 2020

Steven J. Mento, Ph.D.
President and Chief Executive Officer
Conatus Pharmaceuticals Inc.
16745 West Bernardo Drive, Suite 250
San Diego, CA 92127

       Re: Conatus Pharmaceuticals Inc.
           Registration Statement on Form S-4
           Filed on February 7, 2020
           File No. 333-236332

Dear Dr. Mento:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, filed on February 7, 2020

Prospectus Summary, page 8

1. We note your disclosure on page 26 that if Conatus' net cash falls below $12.5 million (as adjusted based on the closing date of the merger) Histogen could decide not to consummate the transaction and the Merger Agreement could be terminated. Please include disclosure in Questions and Answers about the Merger, the Prospectus Summary and elsewhere as appropriate regarding this condition precedent to the consummation of the transaction.
The Merger, page 8

2. Please revise to briefly disclose how the estimated exchange ratio was determined.
 Steven J. Mento, Ph.D.
FirstName LastNameSteven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
Comapany NameConatus Pharmaceuticals Inc.
March 5, 2020
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Risk Factors
The net cash balances of Conatus and Histogen at the closing of the merger..., page 26

3. Please clearly disclose the current levels of net cash of Conatus and Histogen and whether the companies anticipate net cash to be outside the range of $12.6 million to $13.4 million for Conatus and $1.4 million and $2.2 million for Histogen, accounting for each company's average daily net cash burn rate, that could cause an adjustment to the exchange ratio. To the extent this is a possibility, please also provide examples of estimated percentage ownership, including the estimated percentage ownership of each company if Conatus were to have net cash at closing of $12.5 million, as adjusted.
The pre-merger net operating loss carryforwards and certain other tax attributes..., page 89

4. Please quantify the NOLs and other tax attributes that are subject to limitation and clarify the factors that will determine the extent of the limitation. Forward-Looking Statements, page 92

5. Please revise the last sentence of this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.
The Merger
Background of the Merger, page 97

6. Please revise to indicate what prompted Histogen management to reach out to Conatus management on July 15, 2019, clarifying whether the enquiry was unsolicited, or part of the solicitation of interest by Oppenheimer.
7. Please substantially revise this section to provide details of the negotiations of material terms of the transaction. Your disclosure should include separate descriptions of any individual meetings, including the identity of members of Conatus and Histogen management and board of directors involved, and the particular topics, views, and positions that were discussed at the meetings. Please ensure that your disclosure addresses each of the material aspects of the transaction, including how the exchange ratio was determined; the negotiation of, and reasons for, the net cash adjustments; the discussions of the support agreements; and negotiations of material terms of the merger agreement, including closing conditions, no-shop obligations and termination rights and fees; and the structure of the board of directors and management. In addition, your disclosure should provide shareholders with an understanding of why this transaction is being recommended as opposed to any alternatives. Please revise this section to also include disclosure about the material terms of initial proposals and any subsequent proposals relating to Parties A, B and C.
8. We note your disclosure on page 109 that Conatus' board of directors had discussions with members of the Special Committee in considering the factors related to entering into the merger. Please identify the members of the Special Committee and how they were
 Steven J. Mento, Ph.D.
FirstName LastNameSteven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
Comapany NameConatus Pharmaceuticals Inc.
March 5, 2020
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March 5, 2020 Page 3
FirstName LastName
         chosen.
9. We note your disclosure on pages 109 and 111 that both Conatus' and Histogen's board of directors considered the fact that the relative percentage ownership of Conatus'
         stockholders and Histogen's stockholders in the combined organization would be fixed.
         Please reconcile this disclosure with your disclosure elsewhere that the exchange ratio and thus the relative percentage ownership is subject to adjustment prior to the closing of the merger. If you mean to suggest that the exchange ratio is not subject to adjustment based on the market price of Conatus' common stock, please revise your disclosure to clarify this point.
Material Financial Analyses, page 114

10. For the selected companies analysis, selected transactions analysis and IPO step up analysis, please disclose the specific criteria used to select the companies and transactions, including whether any companies or transactions that met such criteria were excluded from the analyses. Please provide information on the comparability of the companies and transactions selected, including the development stages of the companies, whether the companies had any commercial products or revenues, etc.
The Merger Agreement
Merger Consideration, page 144

11. We note that you reference this section of the proxy statement/prospectus/information statement for a more complete description of the exchange ratio formula. Please expand your disclosure to provide a complete description of the exchange ratio formula in this section, including the adjustments that may be made to account for each company's cash and changes in capitalization prior to the closing of the merger. Conatus Business
Emricasan, page 192

12. Given the decision to discontinue development of emricasan, please revise your disclosure throughout the prospectus to remove the description of emricasan as being "first-in-class,"
         insofar as the term suggests the the FDA will approve the product candidate.
Histogen Business
Product Candidates, page 208

13. Please expand your description of the clinical studies conducted for HST-001 to date to include the number of subjects in the clinical trials, the primary and secondary endpoints, and any treatment-related adverse events. Please also clarify what it means for HSC to have demonstrated "statistically and cosmetically relevant improvements" in total hair count, terminal hairs and hair thickness at 12 weeks, and specifically whether the results were statistically significant.
 Steven J. Mento, Ph.D.
FirstName LastNameSteven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
Comapany NameConatus Pharmaceuticals Inc.
March 5, 2020
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FirstName LastName
14. We note your statement on page 209 that Phase 1 and Phase 1/2 clinical trials of a predecessor to HST-001 have been completed outside the United States, with results that produced "significant efficacy." Please revise to eliminate any suggestion that HST-001 has been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. You may provide the objective results of the clinical trials in relation to the stated end points and indicate whether the candidate was well tolerated.
Strategic Agreements, page 211

15. With reference to your disclosure on page 81 that several of Histogen's programs require the use of proprietary rights held by third parties, please expand your disclosure to provide information about material in-licensing agreements, if any. Intellectual Property, page 226

16. Please revise your disclosure to specify the number of U.S. and foreign issued patents and patent applications Histogen has for each of its product candidates. In addition, with respect to the patents material to Histogen, please revise in each instance to disclose the type of patent protection, such as composition of matter, use, or process, as well as the expiration dates of such patents.
Histogen Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of Nine Months Ended September 30, 2019 and 2018
Research and Development Expenses , page 245

17. Please revise to disclose a breakout of periodic research and development expenses by program or product candidate separately to provide more transparency as to the type of expenses incurred. If you do not track expense by program or product candidate, state this in your disclosure and disaggregate the amount by nature of expenses or in some other manner.
Management Following the Merger, page 256

18. For Drs. Latterich and Crean, please confirm that you have disclosed each person's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the company in light of the company's business and structure.
         See Item 401(e)(1) of Regulation S-K.
 Steven J. Mento, Ph.D.
FirstName LastNameSteven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
Comapany NameConatus Pharmaceuticals Inc.
March 5, 2020
March 5, 2020 Page 5
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FirstName LastName
Histogen Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
9. Revenue, page F-B-21

19. Please revise to disclose your analysis and accounting treatment here and on page F-B-54 for the Huapont License and Supply Agreement disclosed on page 251. General

20. We note that your forum selection provision, located in Exhibit 3.1 ("Amended and
         Restated Certificate of Incorporation of Conatus Pharmaceuticals") to the filing, identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State
         of Delaware dismisses any such action for lack of subject matter jurisdiction, another state or federal court sitting in the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
21. Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Steven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
March 5, 2020
Page 6

       You may contact Rolf Sundwall at 202-551-3105, or Kevin Kuhar at 202-551-3662, if
you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415, or Irene Paik at 202-551-6553, with any other questions.



                                                           Sincerely,
FirstName LastNameSteven J. Mento, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameConatus Pharmaceuticals Inc.
                                                           Office of Life
Sciences
March 5, 2020 Page 6
cc:       Matt Bush, Esq.
FirstName LastName